Exhibit 99.1

Q&K Announces Disposal of WFOE

SHANGHAI, China, Oct. 26, 2021 (GLOBE NEWSWIRE) -- Q&K International Group Limited (NASDAQ: QK) (“Q&K” or the “Company”), a leading technology-driven long-term apartment rental platform in China, today announced that it has sold all of its equity interest in Shanghai Qingke Investment Consulting Co., Ltd. (the “Former WFOE”), which was a wholly-owned subsidiary of the Company in China prior to the disposition, to Wangxiancai Limited, which is beneficially owned by the legal representative and executive director of one of the Company’s subsidiaries, a related party (the “Disposal”). The Former WFOE has a series of contractual arrangements with Shanghai Qingke E-commerce Co., Ltd, the Company’s former variable interest entity, through which the Company carried out certain rental apartment operation business. The Disposal was performed to dedicate the Company’s business resources to operate higher-quality rental apartments through its subsidiaries in China. As a result of the Disposal, the Company no longer conducts any operation through a variable interest entity.

Mr. Chengcai Qu, the chief executive officer of the Company, said, “the Disposal will help us optimize our resources to focus on operating higher-quality rental apartments going forward. We will continue our efforts in the long-term apartment industry with this fresh start.”

About Q&K

Q&K International Group Limited (NASDAQ: QK) is a leading technology-driven long-term apartment rental platform in China. The Company offers young, emerging urban residents conveniently-located, ready-to-move-in, and affordable branded apartments as well as facilitates a variety of value-added services. Q&K leverages advanced IT and mobile technologies to manage rental apartments in various cities in China. Technology is the core of Q&K’s business and is applied to its operational process from apartment sourcing, renovation, and tenant acquisition, to property management. The focus on technology enables Q&K to operate a large, dispersed, and fast-growing portfolio of apartments with high operational efficiency and deliver a superior user experience.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company and its subsidiaries’ (collectively, the “Group”) operations and business outlook contain forward-looking statements. Such statements involve certain risks, uncertainties and other factors that could cause actual results to differ materially from those in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: the Group’s ability to access financing on favorable terms in a timely manner and maintain and expand its cooperation with financial institutions; the Group’s ability to continue as a going concern in the future or achieve or maintain profitability; the Group’s ability to effectively respond to the challenges and uncertainties resulting from the COVID-19 pandemic and other outbreaks and catastrophes; the Group’s ability to manage its growth; the Group’s ability to integrate strategic investments, acquisitions and new business initiatives; the Group’s ability to control the quality of its operations, including the operation of the rental apartments managed by its own apartment managers or by third-party contractors; the Group’s ability to attract and retain tenants and landlords, including tenants and landlords from its acquired lease contracts; the Group’s ability to resolve disputes with third parties; the Group’s ability to manage its brand and reputation; the Group’s goal and strategies; the Group’s limited operating history; the Group’s ability to compete effectively; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Group’s filings with the U.S. Securities and Exchange Commission. Except as required by law, the Group does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Q&K

E-mail: ir@qk365.com

Christensen

In China

Mr. Rene Vanguestaine

Phone: +852-6686-1376

E-mail: rvanguestaine@ChristensenIR.com

In U.S.

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com